                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                       Vivendi Universal Announces Update
                            Regarding USAI Warrants


PARIS, JUNE 10, 2003 -- Vivendi Universal [Paris Bourse: EX FP; NYSE: V] announced today that Barry Diller has given Vivendi notice that his designee, USA Interactive [Nasdaq: USAI], has exercised his right of first refusal and will purchase all of the remaining 28.28 million warrants to acquire shares of USA Interactive that Vivendi owns.

USA Interactive will purchase 16,187,094 equity warrants at a $32.50 exercise price for a sale price of $14.97 per warrant. USA Interactive will also purchase 12,093,547 equity warrants at a $37.50 exercise price for a sale price of $13.65 per warrant. The total purchase price will be approximately $407.4 million. The closing of this transaction is expected to occur on June 30, 2003.

Upon the completion of the transaction, Vivendi will continue to hold approximately 56.6 million shares. As a result of its reduced interests in USA Interactive, Vivendi and its affiliates will no longer be subject to the right of first refusal or other transfer restrictions in its Stockholders Agreement with Liberty Media Corporation and Mr. Diller.

Under agreements with USA Interactive, however, Universal Studios Inc. and its affiliates must continue to hold the 56.6 million USA Interactive shares generally free of liens and in special purpose entities until satisfaction of the put or call on the Class B preferred interests in VUE (held by USA Interactive), which can occur no earlier than May 2022. Mr. Diller will continue to hold a proxy on all such USA Interactive shares.

In addition, Mr. Diller's broad standstill obligations under the Stockholders Agreement, including his obligation not to acquire Vivendi Universal or any of its subsidiaries, will continue to apply in accordance with the Stockholders Agreement.

Important Disclaimer:
--------------------


This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that disposals will not be finalized; that the sales will not materialize in the timing or manner described above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward looking statements.. Investors and security holders may obtain a free copy of the documents filed by Vivendi Universal with French Commission des Operations de Bourse and with the U.S. Securities and Exchange Commission(atwww.sec.gov) or directly from Vivendi Universal.



CONTACTS:


      Media                                Investor Relations
      Paris                                Paris
      Antoine Lefort                       Daniel Scolan
      +33 (1).71.71.1180                   +33 (1).71.71.3291
      Agnes Vetillart                      Laurence Daniel
      +33 (1).71.71.3082                   +33 (1).71.71.1233
      Alain Delrieu
      +33 (1).71.71.1086                   New York
                                           Eileen McLaughlin
                                           +(1) 212.572.8961
      New York
      Anita Larsen
      +(1) 212.572.1118